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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: March 31, 2006
Washington, D.C. 20549	Estimated average burden
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FORM 12b-25	SEC FILE NUMBER 1-10702

NOTIFICATION OF LATE FILING	CUSIP NUMBER 880779

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Terex Corporation

Full Name of Registrant

Former Name if Applicable

500 Post Road East, Suite 320

Address of Principal Executive Office (Street and Number)

Westport, Connecticut 06880

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Terex Corporation (the “Company”) completed its consolidated financial statements for the year ended December 31, 2004, including a restatement of the Company’s consolidated financial statements for 2000-2003, on February 17, 2006 and filed its Annual Report on Form 10-K for the year ended December 31, 2004 on the same date. This effort required the Company to devote a significant amount of resources to completing the 2004 financial statements and restating prior years, and, as a result, the Company has not yet been able to complete its interim consolidated financial statements for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 and its consolidated financial statements for the year ended December 31, 2005. The Company is currently in the process of completing such financial statements and will file its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005 as soon as they are completed. The Company currently estimates that it will file such quarterly and annual financial statements in approximately four to six weeks.

As previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, management concluded that due to the existence of material weaknesses, the Company's internal control over financial reporting was not effective as of  December 31, 2004. The Company has not yet completed its assessment of effectiveness of internal control over financial reporting as of December 31, 2005.  However, the Company expects to report in its Annual Report on Form 10-K for the year ended December 31, 2005 that its internal control over financial reporting was not effective as of December 31, 2005 and, furthermore, that its disclosure controls and procedures were not effective as of December 31, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Eric I Cohen	203	222-7170

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).            ☐Yes               ☒No

Quarterly Report on Form 10-Q for the period ended March 31, 2005

Quarterly Report on Form 10-Q for the period ended June 30, 2005

Quarterly Report on Form 10-Q for the period ended September 30, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes	☐No

The Company expects revenue for its year ended December 31, 2005, to be approximately $6.4 billion, an increase of approximately 28% from revenue of $5.0 billion in the year ended December 31, 2004. At this time, the Company anticipates that net debt (defined as total debt less cash) decreased to approximately $571 million at the end of 2005, down approximately $209 million from $780 million at the end of 2004.

TEREX CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By: /s/ Phillip C. Widman
Phillip C. Widman
Senior Vice President and Chief Financial Officer

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